OFFERING MEMORANDUM

PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

Security Biometrics Corporation

8 Faneuil Hall North Marketplace
3rd Floor
Boston, MA 02109

www.biometricwallet.net



A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

THE OFFERING

INVESTMENT OPPORTUNITY

Convertible Notes

Note converts to Common Stock when the company raises $1,500,000 in a qualified equity financing

Maturity Date: July 1, 2020

$5,000,000 Valuation Cap

20% Discount Rate

10% Annual Interest Rate*

Annual Interest Rate subject to adjustment 10% bonus for StartEngine shareholders. See 10% Bonus below

Maximum $107,000 of Convertible Notes

Minimum $10,000 of Convertible Notes

What is a Convertible Note?

A convertible note offers you the right to receive shares of Common Stock in Security Biometrics Corporation. The number of shares you will receive in the future will be determined at the next equity round in which the Company raises at least $1,500,000 in qualified equity financing. The highest conversion price per share is set based on a $5,000,000 Valuation Cap or if less, then you will receive a 20% discount on the price the new investors are purchasing. You also receive 10% interest per year added to your investment. When the maturity date is reached, if the note has not converted then you are entitled to receive your investment and interest back from the company.

Company	Security Biometrics Corporation
Corporate Address	8 Faneuil Hall North Marketplace 3rd FL. Boston, Massachusetts 02109
Description of Business	Manufacturer Of Biometric Products / Home of the

Biometric Wallet Device

Type of Security Offered	Convertible Notes
Minimum Investment Amount (per investor)	$250.00


Perks

$250-$300 Investment receive a cube purse, key chain tracker

$301-$499 Investment receive $50 gift card towards products

$500-$749 Investment receive $100 gift card towards products

$750-$1,000 Investment receive a free designer Biometric Wallet

$1,001-1,500 Investment receive a free pair of designer Biometric Wallets

All perks occur after the offering is completed.


The 10% Bonus for StartEngine Shareholders

Security Biometrics Corporation will offer a 10% bonus on the annual interest rate for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% increase in the annual interest rate on Convertible Promissory Notes in this Offering if they invest within a 24-hour window of their campaign launch date. For example, if invest in the first 24 hours, your annual interest rate will be 11% instead of 10%.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Multiple Closings

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

THE COMPANY AND ITS BUSINESS

The company's business

Description of Business

Security Biometrics Corporation is a product design company headquartered in Boston, Massachusetts. The main goal for the company, and the reason for the formation of the company, is to develop and distribute the Biometric Wallet aimed at identity protection and financial record protection, currently the biometric wallet will be our only product.

Development Stage

This product is currently still in product development stage, and is pre-prototype. Funding will be used to complete manufacturing of prototype.

Intellectual Property

Trademarks for the technology and brand are currently owned by Joseph Michael Gang and Jose Luis Vela and the Patent was originally granted to Joseph M. Gangi but has been assigned to Security Biometrics Corporation.

Sales, Supply Chain, & Customer Base

The initial market of potential customers includes those between the ages of 18 and 35 who are looking for a safe and effective way to biometrically secure their vital information. Additional markets include young and mid-career professionals earning over $50,000 per year, as well as domestic and international travelers.

The marketing strategy of the company includes reaching out to these customers in a variety of ways such as promotions, social media advertising, We are in a very unique position with the very first handheld biometric wallet device that works 4g and Wi-fi.

Competition

Competitors in this market include wallets with RFID blocking technology. These types of wallets are the basic form of personal protection and prevent scanning devices from obtaining credit card information from consumers.

Liabilities and Litigation

We have no liabilities or litigation and all money to date has been infused by founder and co founder.

Further information about the Company and its business appears at on the Company's profile on StartEngine.com and as **Exhibit C** to the Form C of which this Offering Memorandum forms a part of.

The team

Officers and directors

Joseph Gangi	President / CEO
Jose Luis Vela	Vice Presient
Olinda L. Gangi	Secretary

Joseph Gangi
Over the years, Joseph's professional career has included owning a professional construction and architecture company. then owning a cellular data and telecommunications company "Southwestern Bell Telecom" and most recently sold Retail Card Service a merchant services company. Joseph spent most of his career in the telecommunications industry. In the 1980s, he developed a mode of communications that involved border cities on the Texas border. for international clients. His entrepreneur desires lead to his involvement with the merchant service industry. This would prove to be an omen, as it was here that he would find a key element of his invention, the Biometric Wallet. Research and development took him more than 10 years, and in 2012, he filed his utility patent, which was granted in the summer of 2015. Joseph has exclusively worked on building biometric wallet from 2015 to the present. Today, he has elected to take the invention into production and manufacturing to finally fulfill that heartfelt desire for a safer world.

Jose Luis Vela
Jose Luis has been a retired private investor with investments in minerals, land & Real Estate and appreciates first to market inventions. Jose Luis is also a retired educator having enjoyed a teaching career for over 20 years. Jose Luis has accepted the position as Vice President of Security Biometrics Corporation. Jose has had no positions with any other companies from 2013 to 2017.

Olinda L. Gangi
Olinda is a native Texan. Her engineering career began in telecommunications in the late 1980's & early 90's. Corporately trained early on for internet circuit provisioning with voice and data in early 2000 Olinda enhanced her career into the cellular side of telecommunications as an engineer at T-Mobile. There she continued in to learn the many aspects of the mobile device and mobile network world. Olinda has accepted the position of corporate secretary and has had no positions with any other companies for over 7 years

Number of Employees: 3

Related party transactions

In 2018, Security Biometrics Corp was assigned United States Utility Patent (#9111082) by the Patent holder, Joseph Gangi. The company also licenses, through Jose Luis Vela and Joseph M. Gangi, the trademark for the term 'biometric wallet'.

RISK FACTORS

These are the principal risks that related to the company and its business:

- **Uncertain Risk** An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Company's securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.
- **Having a USA made product** We have had many companies offer to manufacture the Biometric wallet although the costs may make it necessary to use some international sources as well. Either way, we rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.
- **Developing User Friendly Software** Another risk the company faces is the development of an easy-to-use interface on the biometric wallet. The software used for the biometric wallet must be sophisticated to a high level to protect the user, and intuitive enough so the user can easily navigate from one screen to the next. To accomplish this goal, the prototype developed in conjunction with the selected manufacturer will be subjected to a series of tests to ensure that the user interface is not a hindrance to using the biometric wallet daily.
- **Introduction to International Markets** We will be employing the services of International Vendors to open the World markets. We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the

products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

- **Successful Manufacturing** Therefore, SBC is going through the process of due diligence to identity potential manufacturing partners. After identifying potential partners, the company will examine the history of the companies and their relative experience to the manufacturing of technology products. Once a company is chosen, SBC will work closely with the manufacturer to create functional prototypes, test the product, and commence in manufacturing of the biometric wallet.

- **Delivery Time** We are anticipating a total of 16 months from time of beginning R&D and delivering the first Biometric Wallet and will be doing everything to meet the goal. Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than the current products on the market. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

- **Marketing and Advertising** We will be using primarily social media sites to begin our introduction then we will expand to electronic and cell phone stores. Although we are a unique company that caters to a select market, we do compete against other security activities. Our business growth depends on the market interest in the company over other activities. This could include other markets that the company is not currently directly competing against.

- **Hiring Key Personel** As it is always difficult locating quality personal we will be looking to recruiters to locate our talent. It is important to note that during this process, the Company will be strongly relying on the efforts of third-parties. Without the success of these third parties, it is unlikely that the company will be able to compete efficiently enough in the market place to sustain itself. Therefore, the continued success of the Company will partially rely on forces outside of its immediate control.

- **Pricing** We will be faced with the serious task of maintaining the highest quality of product with keeping in the margin of price acceptance. The manufacturing stage of the developed product will be strongly relying on the efforts of third-parties. Without the success of these third parties, it is unlikely that the company will be able to compete efficiently enough in the market place to sustain itself. Therefore, the continued success of the Company will partially rely on forces outside of its immediate control.

- **Intellectual Property** The company has an assignment and license to the Biometric Wallet intellectual property from Founder Joseph Gangi. Specifically, the Company has been assigned Patent #9111082 and was granted exclusive license to use the Trademark "biometric wallet" by Jose Luis Vela and Joseph M. Gangi. Our Company's ability to effectively and continuously use the Biometric Wallet assignment and license right is imperative for the success of the company. The Biometric Wallet assignment and license is the drive behind our business projections. The loss of the continuous right and assignment will affect our projections and will harm your investment in the company.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

- Joseph Michael Gangi, 75.0% ownership, Common Stock
- Jose Luis Vela, 25.0% ownership, Common Stock

Classes of securities

- Common Stock: 5,000,000

Common Stock

The company has authorized 25,000,000 shares of Common Stock with a par value of $0.01. The company has 5,000,000 common stocks currently outstanding.

Voting Rights

The holders of shares of the Company's common stock, $0.01 par value per share are entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders.

Dividend Rights

Subject to preferences that may be granted to any then outstanding preferred stock, holders of shares of Common Stock are entitled to receive ratably such dividends as may be declared by the Board out of funds legally available therefore as well as any distribution to the shareholders. The payment of dividends on the Common Stock will be a business decision to be made by the Board from time based upon the results of our operations and our financial condition and any other factors that our board of directors considers relevant. Payment of dividends on the Common Stock may be restricted by law and by loan agreements, indentures and other transactions entered into by us from time to time. The Company has never paid a dividend and does not intend to pay dividends in the foreseeable future, which means that shareholders may not receive any return on their investment from dividends.

Rights to Receive Liquidation Distributions

Liquidation Rights. In the event of our liquidation or dissolution, holders of

Common Stock are entitled to share ratably in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock.

- Preferred Stock: 0

Preferred Stock

The Company is authorized to issue up to 5,000,000 shares of common stock. There are a total of 0 shares currently outstanding.

Rights and Preferences

Shares of Preferred Stock may be issued in one or more series from time to time pursuant to a resolution or resolutions providing for such issue adopted by the Board of Directors (authority to do so being hereby expressly vested in the Board of Directors). The Board of Directors is further authorized to fix by resolution or resolutions the designations, powers, preferences and rights, and the qualifications, limitations and restrictions thereof, of the shares of each series of Preferred Stock and the number of shares constituting any such series and the designation thereof, or any of the foregoing. The Board of Directors is further authorized to increase (but not above the total number of authorized shares of the class) or decrease (but not below the number of shares of any such series then outstanding) the number of shares of any series of Preferred Stock, the numbers of which was fixed by it, subsequent to the issuance of shares of such series then outstanding, subject to the powers, preferences and rights, and the qualifications, limitations and restrictions thereof stated in the Certificate of Incorporation or the resolution of the Board of Directors originally fixing the number of shares of such series. If the number of shares of any series is so decreased, then the shares constituting such decrease shall resume the status which they had prior to the adoption of the resolution originally fixing the number of shares of such series.

- Convertible Notes: 0

Note converts to Common Stock when the company raises $1,500,000 in a qualified equity financing

Maturity Date: July 1, 2020

Annual Interest Rate: 10%

Discount Rate: 20%

Valuation Cap: $5,000,000

Repayment. All payments of interest and principal shall be in lawful money of the United States of America and shall be made pro rata among all Investors. All payments shall be applied first to accrued interest, and thereafter to principal. The outstanding principal amount of the Note shall be due and payable on July 1, 2020 (the "Maturity Date").

Conversion; Repayment Premium Upon Sale of the Company.

(a) In the event that the Company issues and sells shares of its stocks to investors (the "Equity Investors") on or before the date of the repayment in full of this Note in a transaction or series of transactions pursuant to which the Company issues and sells its stocks resulting in gross proceeds to the Company of at least $1,500,000 (excluding the conversion of the Notes and any other debt) (a "Qualified Financing"), then it converts into common stocks at conversion price equal to the lesser of (i) 80% of the per share price paid by the Investors or (ii) the price equal to the quotient of $5,000,000 divided by the aggregate number of outstanding preferred stocks of the Company as of immediately prior to the initial closing of the Qualified Financing (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes.)

(b) If the conversion of the Note would result in the issuance of a fractional share, the Company shall, in lieu of issuance of any fractional share, pay the Investor otherwise entitled to such fraction a sum in cash equal to the product resulting from multiplying the then current fair market value of one share of the class and series of common stocks into which this Note has converted by such fraction.

(c) Notwithstanding any provision of this Note to the contrary, if the Company consummates a Sale of the Company (as defined below) prior to the conversion or repayment in full of this Note, then (i) the Company will give the Investor at least 15 days prior written notice of the anticipated closing date of such Sale of the Company and (ii) at the closing of such Sale of the Company, in full satisfaction of the Company's obligations under this Note, the Company will pay to the Investor an aggregate amount equal to the greater of (a) the aggregate amount of the principal and all unaccrued and unpaid interest under this Note or (b) the amount the Investor would have been entitled to receive in connection with such Sale of the Company if the aggregate amount of principal and interest then outstanding under this Note had been converted into shares of common stocks of the Company pursuant to Section 3(a) immediately prior to the closing of such Sale of the Company.

(d) For the purposes of this Note: "Sale of the Company" shall mean (i) any consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization, other than any such consolidation, merger or reorganization in which the members of the Company immediately prior to such consolidation, merger or reorganization, continue to hold at least a majority of the voting power of the surviving entity in substantially the same proportions (or, if the surviving entity is a wholly owned subsidiary, its parent) immediately after such consolidation, merger or reorganization; (ii) any transaction or series of related transactions to which the Company is a party in which in excess of 50% of the Company's voting power is transferred; provided, however, that a Sale of the Company shall not include any transaction or series of transactions principally for bona fide equity financing purposes in which cash is received by the Company or any successor or indebtedness of the Company is cancelled or converted or a combination thereof; or (iii) a sale, lease, exclusive license or other disposition of all or substantially all of the assets of the Company.

What it means to be a Minority Holder

In our Company, the class and voting structure of our stock has the effect of concentrating voting control with a few people, specifically the founders along with a small number of shareholders. As a result, these few people collectively have the ability to make all major decisions regarding the Company. As a holder of the convertible note, you will have no voting rights. Even upon conversion of the notes purchased in this Offering, you will hold no minority interest in the Company and the founders combined with a few other shareholders will still control the Company. This is due to the fact that the convertible notes do not convert into equity upon maturity. In this case, as holder of a note you will have no ability to influence our policies or any other corporate matter, including the election of directors, changes to our Company's governance documents, additional issuances of securities, Company repurchases of securities, a sale of the Company or of assets of the Company or transactions with related parties.

Dilution

The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments, such as convertible bonds, preferred shares or warrants, into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only, and are not based on this offering):

- In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.

- In December the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.

- In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth $26,660.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements

Our financial statements can be found attached to this document. The financial review covers the period ending in 2017-12-31.

Financial Condition

Results of Operation

To date we have not yet generated any revenues, we anticipate doing so with other pre-manufactured Biometric products as soon as possible. Once we have completed the building and delivery of our the Biometric Wallet, which we do not anticipate occurring until spring of 2019. Based on our forecast, with the liquidity of the anticipated full raise amount, we anticipate that we can operate the business for 24 months without revenue generation, this would be with funds that have continued to be invested personally by Joseph Gangi, President and Jose Luis Vela, Vice President. The operating cost of the business is projected with the anticipated costs of the day to day operations of the business such as office rent and employees' salary.

Financial Milestones

In 2018, Security Biometrics Corp was assigned United States Utility Patent (#9111082) by the Patent holder, Joseph Gangi. The company also licenses, through Jose Luis Vela and Joseph M. Gangi, the trademark for the term 'biometric wallet'. The proceeds from this investment were used to fund initial research and development. Since its inception, Security Biometrics Corp has been investing in software development and high-touch marketing and sales in the form of customer discovery (customer interviews to help better determine product/market fit) generating net operating losses as a result.

An additional revenue opportunity is also available for the company utilizing the patent (assigned from Founder Joseph Gangi in July 2018). The company hopes to license the ability for large companies to use certain aspects of the patent. While initial units will likely sell for the $199 price and we project to sell around 100,000 online and in retail stores. Cost of goods sold are anticipated to be $1,000,000 in our first year. A price increase to $299 per unit is expected in the second year and we project to increase market share and sell around a few million units with $5,000,000 cost of goods sold in our second year.

It is important to note that the Company has been operating at a net loss for the entirety of its life span. With the continued need for further research and development and marketing, the above sales revenue projections would be greatly reduced to cover these and other pertinent operating costs. Including such costs, we anticipate the net sales revenue of 2019 shall be $240,000 and $2,400,000 in 2020.

We anticipate to have a gross margin of 49.75% in our first year of sales and increase that to 66.56% from year 2 and beyond.

Liquidity and Capital Resources

The company is seeking a $2 million investment to cover prototype development, inventory, and pre-revenue marketing expenses. Owner Joseph Gangi has already utilized over $240,000 of his own funds on the company and the invention.

Security Biometrics Corp believes that in the event of the maximum raise, the company will be able to continue operations for 24 months. Proceeds from this raise will go towards the final development of the prototype and allow us ability to launching a marketing campaign, with Kick Starter for presales and additional funding through product sales. Based on our forecast, with the liquidity of the anticipated full raise amount, we anticipate that we can operate the business for 24 months without revenue generation as the operation costs of the company would be funded with personal investments made by Joseph Gangi, President and Jose Luis Vela Vice, President. In the event of the minimum raise, the company will be able to continue operations for at least 12 months. Proceeds from this raise will still go towards the final development of the prototype. However, the remainder may not be sufficient enough to allow us the ability to launch the planned marketing campaign. Based on our forecast, with the liquidity of the anticipated minimum raise amount, we anticipate that we can operate the business for at least 12 months without revenue generation as the operation costs of the company would still be funded with personal investments made by Joseph Gangi, President and Jose Luis Vela Vice-President.

Indebtedness

The Company has not had any material terms of indebtedness.

Recent offerings of securities

None

Valuation

$5,000,000.00

We have not undertaken any actual efforts to produce a valuation of the Company. The price of the notes merely reflects the opinion of the board as to what would be fair market value. The Company has based this opinion on the strength of its intellectual property and the experience of the management team. The Company has also compared the value of similarly situated competitors and believes that the valuation is correct to the best of their abilities.

USE OF PROCEEDS

	Min Offering Amount Sold	Max Offering Amount Sold
Total Proceeds:	$10,000	$107,000
Less: Offering Expenses		
StartEngine Fees (6% total fee)	$600.00	$6,420

Net Proceeds	$9,400	$100,580
Use of Net Proceeds:		
R& D & Production	$7,500	$80,460
Marketing	$0	$7,660
Working Capital	$1,900	$12,460
Total Use of Net Proceeds	$9,400	$100,580

We are seeking to raise a minimum of $10,000 and up to $107,000 (overallotment amount) in this offering through Regulation Crowd funding. If we manage to raise our overallotment amount of $107,000, we believe the amount will last us 24 months and plan to use the net proceeds of approximately $100,580 over the course of that time as follows:

First, the proceeds will be used for R&D costs that will assist in the payment for the manufacturing company to build the first working Prototype. With the Prototype developed, the proceeds will be used to pay for marketing with social media professionals that will facilitate the presales of our Biometric Wallet through Kick Starter and Indiegogo, and to contract with Amazon and Apple and various wireless sales centers. Finally, the remainder of the proceeds will be used to pay for day to day operations of the company.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include additional equity funding efforts but are not limited to the Start Engine platform as others are being considered if we need to obtain additional funding

REGULATORY INFORMATION

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance failure

The company has not previously failed to comply with Regulation CF.

Annual Report

The company will make annual reports available at http://www.biometricwallet.net in the Annual Financial tab labeled annual report. The annual reports will be available within 120 days of the end of the issuer's most recent fiscal year.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR
Security Biometrics Corporation

[See attached]

I, Joseph M Gangi ,the President/CEO of Security Biometrics Corporation, hereby certify that the financial statements of Security Biometrics Corporation and notes thereto for the periods ending 12/31/2017 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

Security Biometrics Corporation has not yet filed its tax return for year 2017.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of May 24th, 2018.

Signature:

President/CEO

May 24th, 2018

SECURITY BIOMETRICS CORPORATION

FINANCIAL STATEMENTS
(UNAUDITED)

AS OF AND FOR THE YEARS ENDED
DECEMBER 31, 2017

Security Biometrics Corporation
Index to Financial Statements
(unaudited)

SECURITY BIOMETRICS CORPORATION
BALANCE SHEETS
DECEMBER 31, 2017
(unaudited)

Assets

Current Assets:

Cash	$	15
Total Current Assets		15

Non-Current Assets

Property, Plant & Equipment	-
Intangible Assets	-
Total Non-Current Assets	-

Total Assets	$	15

Liabilities and Equity

Current Liabillities

Trade and other borrowings	-
Short-term borrowings	-

Total Current Liabilities	$	-

Non-Current Liabilities

Long-term borrowings	-
Total Non-Current Liabilities	-

Total Liabilities	$	-

Stockholders' Equity

Contribution		16,626
Retained Earnings		(16,611)
Total Stockholders' Equity		15
Total Liabilities and Stockholders' Equity	$	15

4

SECURITY BIOMETRICS CORPORATION
STATEMENTS OF OPERATIONS
FOR DECEMBER 31, 2017
(unaudited)

Revenue	$	-
Cost of Sales		-
Gross Profit	$	-
Operating Expenses-		
Legal		6,866
Web		5,480
Prototype Design		2,758
Rent		1,507
Bank Fees		376
Advertising		1,743
Total Operating Expenses		16,611
Net Income	$	(16,611)

SECURITY BIOMETRICS CORPORATION
STATEMENTS OF STOCKHOLDERS' EQUITY
FOR DECEMBER 31, 2017
(unaudited)

| | Common Stock | | Retained | Stockholders' |
	Shares	Amount	Earnings	Equity
April 27, 2017	$ -	$ -	$ -	$ -
Contributions		16,626	-	16,626
Net Loss		-	(16,611)	(16,611)
December 31, 2017	$ -	$ 16,626	$ (16,611)	$ 15

6

SECURITY BIOMETRICS CORPORATION
STATEMENTS OF CASH FLOWS
FOR DECEMBER 31, 2017
(unaudited)

	Cash Flows From Operating Activities	
Net Income	Net Income	$ (16,611)
	Net Cash Used in Operating Activities	(16,611)
	Cash Flows From Financing Activities	
	Capital Contributions	16,626
	Net Cash Received From Financing Activities	16,626
	Net Increase/(Decrease) in cash	15
	Beginning Cash Balance	-
	Ending Cash balance	$ 15

NOTE 1 – NATURE OF OPERATIONS

Security Biometrics Corporation was formed on April 04/19/2017 in the State of Delaware. The financial statements of Security Biometrics Corporation which may be referred to as the "Company", we are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in 8 Faneuil Hall North Marketplace 3rd Fl. Boston MA 02109.

Security Biometrics Corporation is a product design company headquartered in Boston, Massachusetts. The main goal for the company, and the reason for the formation of the company, is to develop and distribute consumer products aimed at identity protection and financial record protection. The company is researching manufacturing businesses to find a suitable partner to manufacture the first product, named the biometric wallet. The company is owned by Mr. Joseph Gangi, whose background in telecom and payment processing have created a strong foundation on which to build the company.

Prior to incorporating on April 19th, 2017, the company's owner, Mr. Joseph Gangi incurred $165,000 in legal, patent fees, patent research and premarketing.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

> Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

> Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

> Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2017. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents

For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition

The Company will recognize revenues from all sales of products and recurring fees when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Stock Based Compensation

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 Equity. The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to stock-based compensation expense and credited to additional paid-in capital.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and Delaware jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT
None

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock
We have authorized the issuance of 25 million shares of our common stock with par value of $0.01. As of 5/22/18 the company has currently issued 5 million shares of our common stock.

Preferred Stock
We have authorized the issuance of 5 million shares of our preferred stock with par value of $0.01. As of 5/22/18 the company has currently issued 0 shares of our preferred stock

NOTE 6 – RELATED PARTY TRANSACTIONS

None

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2016 through 05/22/2018, 2017, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]


Security Biometrics Corporation is pending **StartEngine Approval.**

▶ PLAY VIDEO

Security Biometrics Corporation

BIOMETRIC PRODUCTS: WALLETS,TABLET,PURSE

● Small OPO   🏠 Boston, MA   🏷 Technology
📍 Accepting International Investment

0
Investors

$0.00
Raised of $10K - $107K goal

♡

Overview   Team   Terms   Updates   Comments   [Share]

Take a Step into the Future

Invest in Security Biometrics Corporation

I began working on this innovation in the early 2000's, specifically after 9/11. I was on the phone with a business associate who was describing to me what was unfolding. I was heartbroken. It was those events that inspired me. I have poured my heart and soul into this. It is now come to fruition. My U.S. patent was granted to me in August 2015 and I assigned it to Securities Biometrics Corp in June 2018. I am very proud to introduce my dream to the world, the Biometric Wallet! I hope you will enjoy it as much as I have enjoyed making it.

- Joseph Gangi, Founder



All product images are computer generated, product is pre-prototype

---

Development Stage

This product is currently still in product development stage, and is pre-prototype. Funding will be used towards completion of prototype. **All product images in this campaign are computer-generated** and may deviate significantly from the final product.

The Offering

Investment: Convertible Notes

Note converts to Common Stock when the company raises $1,500,000 in a qualified equity financing
Maturity Date: June 1, 2020
$5.000.000 Valuation Cap

20% Discount Rate
10% Annual Interest Rate*
*Annual Interest Rate subject to adjustment 10% bonus for StartEngine shareholders. See 10% Bonus below

Perks

$250-$300 Investment receive a "Biometric Man" (our mascot) t-shirt
$301-$499 Investment receive $50 gift card towards products
$500-$749 Investment receive $100 gift card towards products
$750-$1,000 Investment receive a free designer Biometric Wallet
$1,001-1,500 Investment receive a free pair of designer Biometric Wallets

All perks occur after the offering is completed.



This Offering is eligible for the StartEngine Owners' 10% Bonus.

For details on the bonus, please see the **Offering Summary** below.

Our goal is to create biometric products that provide for a safer environment for your identity and financial needs.

Our Mission



All product images are computer generated, product is pre-prototype

Security Biometrics Corporation is a product design company headquartered in Boston, Massachusetts. The main goal for the company, and the reason for the formation of the company, is to develop and distribute consumer products aimed at identity protection and financial record protection. The company is researching manufacturing businesses to find a suitable partner to manufacture the first ever product, named the biometric wallet. The company was founded by Mr. Joseph Gangi, whose background in telecom, internet technology, cellular industry, and payment processing have created a strong foundation on which to build the company.

The initial market of potential customers includes those between the ages of 18 and 35 who are looking for a safe and effective way to biometrically secure their vital information. Additional markets include young and mid-career professionals earning over $50,000 per year, as well as domestic and international travelers.

The marketing strategy of the company includes reaching out to these customers in a variety of ways such as promotions, social media advertising, and search engine optimization.

The company is seeking a $2 million investment to cover prototype development, inventory, and pre-revenue marketing expenses. Owner Joseph Gangi has already utilized over $240,000 of his own funds on the company and the invention.



Keys to Success

Reliablility – Our goal is to make sure the technology used in the biometric wallet will be fully tested and reliable, so that it works consistently when a consumer attempts to access the device.

Easy to Use – We will focus on making the device intuitive and easy to use for customers.



High Quality – We plan to use a quality material that feels high quality and secure while providing a high-end feel.



All product images are computer generated, product is pre-prototype

Planned Features of the Biometric Wallet

1. Store all of your personal credit cards and bank cards and use one slim card to access them.
2. Upload and protect all Identification Cards Driver's License, Government VA cards, ID Cards, Passports and more.
3. Own your own lifetime stored health records and Doctors access and 911 Emergency
4. Send money to another person with a couple finger swipes with Bio-Pay
5. Locate your lost wallet with ease of GPS tracking
6. Wi-Fi enabled and 4G Wireless network
7. Access to special exclusive Biometric Wallet Merchant Mall offers and promotions
8. Convenience access to all your personal data and more
9. Multilayered Biometric Cloud Security ESN driven
10. NO PERSONAL DATA STORED IN THE CLOUD!!
11. Comfortably fits in the palm of your hand

Biometric Wallet


MAIN MENU
World Bank of Commerce
MAIN MENU

All product images are computer generated, product is pre-prototype

User Screens


BIOMETRIC
WALLET
MAIN MENU
SECURE ID
BANKING & CREDIT
HEALTH & 911

User Screens


BANKING & CREDIT
VISA CARD
MASTER CARD
DISCOVER CARD
Add Card
Remove Card
UNLOCKED



MERCHANT MALL
BIO PAY

Main Menu Screen
Contains 5 labeled tabs that will navigate you through the Biometric Wallet. Protect your valuable information behind your personal biometrics, by imprinting your biometrics to your device, you gain instant access to your wallet functions.



SECURE ID
Verified
DRIVER'S LICENSE
PASSPORT
MILITARY ID
IDENTITY CARD
CALIFORNIA
DRIVER LICENSE
USA
DLN D08954796
DOB 01/01/1974
SAMPLE
JELANI
EXP 03/01/2024
ISS 03/01/2016
VETERAN
01/01/74
MAIN MENU
ZOOM
NEXT

Driving License Screen
Upload all your government id's such as drivers license, passport, state Id, or any form of Id you wish to secure. Current lobbying is ongoing for state, federal, and global



HEALTH & 911
911
Medications
Allergies
Prescription
Dr. access
for lifetime medical records to be stored and viewed
Dr. Roberta Bachelet
MAIN MENU
ZOOM
NEXT

Health & 911 Screen
This is a multi-functional sector, have your Doctor transfer data to maintain lifelong health history. In an emergency, your life saving information is rapidly accessible to medical authorities.



DINER'S CARD
Pass Pay
MAIN MENU
ZOOM
NEXT

Banking & Credit Card Screen
Simply enter your various major credit or debit cards, input that information from each card, lock it in, and protect via your biometrics. Select any card to become the slim card.



Bio-Pay
BIOMETRIC WALLET
Cashless Payment Processing.......
AMOUNT : $ 1500
AUTHORIZATION CODE XXXXABC56KK2NW
monty001gagan@gmail.com
Transfer funds to Slim card
VAULT ACCESS
AUTHORIZE TRANSACTION
For Direct Pay just pass over merchant terminal to release funds

Bio Pay Screen
Similar to current person to person electronic monetary funds transfer, same as other "electronic wallets". HOWEVER, this is protected through your biometric signature.



MERCHANT MALL
A special limited time offer
World Bank of Commerce
Washington DC
Open a new bank account and
receive a $100.00 visa card
1800-800-8000
World Bank of Commerce
VISA
SELECT
*the above offer is for marketing purposes only
MAIN MENU
ZOOM
NEXT

Merchant Mall Screen
Scroll through the Merchant Mall often to take advantage of discounts, specials, and promotions exclusive to the Biometric Wallet.

**All product images are computer generated, product is pre-prototype*

A Paradigm Shift in Technology

What is the biometric wallet? The plan for the biometric wallet is to be a secure handheld electronic device with a visual color touchscreen, a full operational menu, simple user buttons. We plan to have a biometrically protected identification section that replaces the paper driver's license and passports with biometric secure ID, which is intended to negate misuse of the device since the device is linked to you exclusively via fingerprint and or other available biometric means.

Next, we plan on having a health section where a doctor can link in your lifetime health history, medications, etc. In the case of medical emergency, this would allow authorized personnel to quickly access your medical emergency information at a glance.





The biometric wallet also has a banking section planned where we plan to include the ability to control several different aspects of finances. Our


DAILY REPORT SCHEDULE
08:15

goal is to make approving banking and credit card transactions as easy as writing a check. It will be like you're buying a gift card that you have approved with your biometric signature. This is all planned to be through the protection of the multi-layered biometric security network. Transferring money between individuals or making purchases can be as simple as giving the receiver the authorization code that you approved for the exact amount of money.

In case you misplace or lose your device, we plan on having a GPS global tracking network that makes it easy to retrieve. We plan to offer the biometric wallet device as a standalone unit or as a snap-on backpack to your cell phone. Our video is intended to demonstrate some of the quick access and abilities the biometric wallet is planned to have.

Invest in Security Biometrics Corporation Today!

The company plans to design a biometric wallet as it's initial product. The patent for the biometric wallet was granted to company Founder Joseph Gangi in 2015 and was assigned it to Security Biometrics Corp in June 2018. The biometric wallet will be a secure digital device for the digital storage of paper identification documents like drivers licenses and passports, credit card and banking information, and personal medical records.

We plan to make the wallet a convenient size that can easily be placed in the pocket, purse, briefcase, or backpack of the consumer. The front of the device will be a color touch screen with easy to understand menus. When the consumer receives the biometric wallet, they will need to register the device by connecting it to a Wi-Fi or cellular connection. The consumer will then register the device through the electronic serial number and the consumer's own biometric signature. Once this step is complete, the device will only be accessible by the consumer, except for emergency situations where health or other records are required, in which only those records can be obtained.


ingenico
payment sense.
iWL221
Biometric Wallet Slim Card
UNLOCKED

We also plan on the biometric wallet having the SBC patented feature of bio pay. This patent was issued in 2015 to Founder Joseph Gangi and assigned to the Company in June 2018, but the product is still in development. Consumers can relate this feature to other popular payment programs like Apple Pay and Google Wallet. However, with bio pay we plan to differentiate using the patented features that would require a biometric signature to approve a transaction rather than


MAIN MENU
World Bank of Commerce
MAIN MENU

When the biometric wallet has been registered, the owner can then begin uploading documents and information for secure storage. First, the owner will be able to add government documents like a drivers license and a passport. To enhance this option, we plan to allow the user to present the biometric wallet at a government office and have these forms of identification officially verified, meaning the owner could then use the biometric wallet as an official form of identification for traveling for driving. Next, we plan to allow the owner to upload financial information to the biometric wallet, including debit cards, credit cards, and account numbers. Once these items are added, the owner would need to biometrically approve transactions at point of sale locations. The goal of this is to protect the consumer's financial interests and decrease opportunities for theft of credit or account information. Third, the user will be able to upload their medical history to the device. This can include drug or food allergies and health history as reported by a physician. The goal then, is for this information to be made easily accessible by medical professionals in the event of an emergency where the owner is unresponsive or unable to communicate and unlock the biometric wallet.



approval through a cell phone or internet. Finally, the biometric wallet is planned to be GPS enabled. This feature should allow a user to easily track the device if it is misplaced or stolen, and increase the likelihood of recovering the device.



The biometric wallet is intended to provide immediate security and peace of mind to owners of the product. To our knowledge, no other product currently on the market offers the combination of biometric identification, secure identification, financial information, and health record management. Our device, as shown in early product renderings, is planned to include a full color touch screen that allows users to easily navigate from one section to another. We plan to make the biometric wallet similar in size to a regular wallet, and also contains a compartment to physically store cards and personal identification. Several colors and finishes will be available once production begins.

SBC is in currently engaged in discussions with manufacturers in the US and worldwide evaluating potential partnership for use of our technology in other products, such as a biometric purse or tablet. We believe that pursuing this relationship in China could help the company establish a manufacturing partner for the biometric wallet and future SBC products.

**All product images are computer generated, product is pre-prototype*

January 2012 — The First Digital Electronic Biometric Wallet
From the tragic events of 9/11, Joseph had a passion and desire to understand how something like this could have been prevented

August 2015 — Patent Granted to Joseph M. Gangi Inventor
We did it! Received approval of 5 claims granted in our utility patent. US Patent 9111082

September 2015 — Patent Continuation FIled
Filed continuation with 20 additional claims

March 2016 — Biometric Wallet LLC Formed
LLC was filed for marketing purposes of the patent licensing of the claims bio-pay and merchant banking and others.

January 2017 — Biometric Wallet Trademark Filed
Trademark granted from earlier filing for Biometric Wallet.

April 2017 — Security Biometrics Corporation Filed
Umbrella company created for patents, ownership, trademark, and LLC.

July 2017 — Quantum Business Systmes Hired
Quantum was hired to do market research and evaluation for product penetration and acceptance

August 2017 — Manufacturing proposals received
Manufacturing proposals from Belarus, India, China, Korea and USA

November 2017 — Social Media test marketing
Intermediate trails done on age and income and analytics

June 2018 — Patent assigned to Security Biometrics Corporation
The patent for the biometric wallet (originally granted to company Founder Joseph Gangi in 2015) was assigned to Security Biometrics Corporation

June 2018 — Start Engine Launch
Corporate approval to begin our first round of funding

In the Press

SHOW MORE

Meet Our Team



Joseph Gangi

President / CEO

Over the years, Joseph's professional career has included owning a professional construction and architecture company. then owning a cellular data and telecommunications company "Southwestern Bell Telecom" and most recently sold Retail Card Service a merchant services company. Joseph spent most of his career in the telecommunications industry. In the 1980s, he developed a mode of communications that involved border cities on the Texas border. for international clients. His entrepreneur desires lead to his involvement with the merchant service industry. This would prove to be an omen, as it was here that he would find a key element of his invention, the Biometric Wallet. Research and development took him more than 10 years, and in 2012, he filed his utility patent, which was granted in the summer of 2015. Joseph has exclusively worked on building biometric wallet from 2015 to the present. Today, he has elected to take the invention into production and manufacturing to finally fulfill that heartfelt desire for a safer world.





Jose Luis Vela

Vice Presient

Jose Luis has been a retired private investor with investments in minerals, land & Real Estate and appreciates first to market inventions. Jose Luis is also a retired educator having enjoyed a teaching career for over 20 years. Jose Luis has accepted the position as Vice President of Security Biometrics



Olinda L. Gangi

Secretary

Olinda is a native Texan. Her engineering career began in telecommunications in the late 1980's & early 90's. Corporately trained early on for internet circuit provisioning with voice and data in early 2000 Olinda enhanced her career into the cellular side of telecommunications as an engineer at T-Mobile. There she

Corporation. Jose has had no positions with any other companies from 2013 to 2017.

continued in to learn the many aspects of the mobile device and mobile network world. Olinda has accepted the position of corporate secretary and has had no positions with any other companies for over 7 years





Offering Summary

INVESTMENT OPPORTUNITY

Convertible Notes

Note converts to Common Stock when the company raises $1,500,000 in a qualified equity financing

Maturity Date: July 1, 2020

$5,000,000 Valuation Cap

20% Discount Rate

10% Annual Interest Rate*

*Annual Interest Rate subject to adjustment 10% bonus for StartEngine shareholders. See 10% Bonus below

Maximum $107,000 of Convertible Notes

Minimum $10,000 of Convertible Notes

What is a Convertible Note?

A convertible note offers you the right to receive shares of Common Stock in Security Biometrics Corporation. The number of shares you will receive in the future will be determined at the next equity round in which the Company raises at least $1,500,000 in qualified equity financing. The highest conversion price per share is set based on a $5,000,000 Valuation Cap or if less, then you will receive a 20% discount on the price the new investors are purchasing. You also receive 10% interest per year added to your investment. When the maturity date is reached, if the note has not converted then you are entitled to receive your investment and interest back from the company.

Company	Security Biometrics Corporation
Corporate Address	8 Faneuil Hall North Marketplace 3rd FL. Boston, Massachusetts 02109
Description of Business	Manufacturer Of Biometric Products / Home of the Biometric Wallet Device
Type of Security Offered	Convertible Notes
Minimum Investment Amount (per investor)	$250.00

Perks

$250-$300 Investment receive a cube purse, key chain tracker

$301-$499 Investment receive $50 gift card towards products

$500-$749 Investment receive $100 gift card towards products

$750-$1,000 Investment receive a free designer Biometric Wallet

$1,001-1,500 Investment receive a free pair of designer Biometric Wallets

*All perks occur after the offering is completed.

The 10% Bonus for StartEngine Shareholders

Security Biometrics Corporation will offer a 10% bonus on the annual interest rate for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% increase in the annual interest rate on Convertible Promissory Notes in this Offering if they invest within a 24-hour window of their campaign launch date. For example, if invest in the first 24 hours, your annual interest rate will be 11% instead of 10%.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include additional equity funding efforts but are not limited to the Start Engine platform as others are being considered if we need to obtain additional funding

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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VIDEO TRANSCRIPT (Exhibit D)

00:00 Technology with every new development a

00:03 new risk is born and with every new risk

00:06 comes the need for further advancement

00:08 it's a constant balancing act between

00:10 the drive to push new boundaries and the

00:12 desire to stay safe today our

00:15 developments have left us vulnerable to

00:17 a thoroughly modern threat credit card

00:19 and identity theft now it's our time to

00:22 balance the scales introducing the

00:24 world's first patented biometric wallet

00:27 the biometric wallet will protect our

00:30 identity our credit cards and financial

00:32 accounts and our medical and personal

00:34 information to the extent that today's

00:36 modern interactions demand it's a small

00:39 handheld electronic device each one is

00:42 biometrically linked to a particular

00:43 user it can only be operated by that

00:46 user after password and biometric

00:48 identification the biometric wallet

00:51 serves three main types of functions and

00:53 can handle a number of operations the

00:56 first is the identification sector

00:58 offering a secure way to verify identity

01:00 through biometric mapping in a way that

01:02 a license or passport cannot the second

01:06 is financial a protection of credit

01:08 cards banking and the actual processing

01:11 of our own financial needs through a

01:12 biometric gateway this allows you to

01:15 access accounts and make personal

01:16 transfers through multi-layered security

01:19 the biometric wallet makes transactions

01:21 safer than ever before and with the

01:24 detachable slim card users can process

01:26 payments or withdraw cash anywhere the

01:29 third sector is for maintaining lifetime

01:31 medical history and personal data a

01:33 necessity in emergencies and for

01:36 obtaining health care services in an

01:38 emergency medical personnel will be able

01:40 to quickly pull up vital health

01:42 information that can save lives the

01:45 biometric wallet also includes internal

01:47 GPS functionality guarantee the locating

01:50 of lost devices secure government ID

01:52 initiatives have already been underway

01:54 for years especially after 911 but have

01:57 not achieved what was necessary and

01:59 other digital wallets have come and gone

02:02 but only the biometric wallet bridges

02:04 the technological gap at last meeting

02:07 and exceeding government and regulatory

02:08 standards from day one

02:10 our vulnerabilities are caused by

02:13 clinging to old solutions that don't

02:14 offer the verification or security that

02:16 we now need the biometric wallet is the

02:19 way forward to a safer world

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

CONVERTIBLE NOTE SUBSCRIPTION AGREEMENT

THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. THIS INVESTMENT IS SUITABLE ONLY FOR PERSONS WHO CAN BEAR THE ECONOMIC RISK FOR AN INDEFINITE PERIOD OF TIME AND WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. FURTHERMORE, INVESTORS MUST UNDERSTAND THAT SUCH INVESTMENT IS ILLIQUID AND IS EXPECTED TO CONTINUE TO BE ILLIQUID FOR AN INDEFINITE PERIOD OF TIME. NO PUBLIC MARKET EXISTS FOR THE SECURITIES, AND NO PUBLIC MARKET IS EXPECTED TO DEVELOP FOLLOWING THIS OFFERING.

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE SECURITIES OR BLUE SKY LAWS AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND STATE SECURITIES OR BLUE SKY LAWS. ALTHOUGH AN OFFERING STATEMENT HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), THAT OFFERING STATEMENT DOES NOT INCLUDE THE SAME INFORMATION THAT WOULD BE INCLUDED IN A REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND IT IS NOT REVIEWED IN ANY WAY BY THE SEC. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO SUBSCRIBER IN CONNECTION WITH THIS OFFERING OVER THE WEB-BASED PLATFORM MAINTAINED BY STARTENGINE CAPITAL LLC (THE "INTERMEDIARY"). ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

INVESTORS ARE SUBJECT TO LIMITATIONS ON THE AMOUNT THEY MAY INVEST, AS SET OUT IN SECTION 4(d). THE COMPANY IS RELYING ON THE REPRESENTATIONS AND WARRANTIES SET FORTH BY EACH SUBSCRIBER IN THIS SUBSCRIPTION AGREEMENT AND THE OTHER INFORMATION PROVIDED BY SUBSCRIBER IN CONNECTION WITH THIS OFFERING TO DETERMINE THE APPLICABILITY TO THIS OFFERING OF EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

PROSPECTIVE INVESTORS MAY NOT TREAT THE CONTENTS OF THE SUBSCRIPTION AGREEMENT, THE OFFERING STATEMENT OR ANY OF THE OTHER MATERIALS AVAILABLE ON THE INTERMEDIARY'S WEBSITE (COLLECTIVELY, THE "OFFERING MATERIALS") OR ANY COMMUNICATIONS FROM THE COMPANY OR ANY OF ITS OFFICERS, EMPLOYEES OR AGENTS AS INVESTMENT, LEGAL OR TAX ADVICE. IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THIS OFFERING, INCLUDING THE MERITS AND THE RISKS INVOLVED. EACH PROSPECTIVE INVESTOR SHOULD CONSULT THE INVESTOR'S OWN COUNSEL, ACCOUNTANT AND OTHER PROFESSIONAL ADVISOR AS TO INVESTMENT, LEGAL, TAX AND OTHER RELATED MATTERS CONCERNING THE INVESTOR'S PROPOSED INVESTMENT.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

THE INFORMATION PRESENTED IN THE OFFERING MATERIALS WAS PREPARED BY THE COMPANY SOLELY FOR THE USE BY PROSPECTIVE INVESTORS IN CONNECTION WITH THIS OFFERING. NO REPRESENTATIONS OR WARRANTIES ARE MADE AS TO THE ACCURACY OR COMPLETENESS OF THE INFORMATION CONTAINED IN ANY

OFFERING MATERIALS, AND NOTHING CONTAINED IN THE OFFERING MATERIALS IS OR SHOULD BE RELIED UPON AS A PROMISE OR REPRESENTATION AS TO THE FUTURE PERFORMANCE OF THE COMPANY.

THE COMPANY RESERVES THE RIGHT IN ITS SOLE DISCRETION AND FOR ANY REASON WHATSOEVER TO MODIFY, AMEND AND/OR WITHDRAW ALL OR A PORTION OF THE OFFERING AND/OR ACCEPT OR REJECT IN WHOLE OR IN PART ANY PROSPECTIVE INVESTMENT IN THE SECURITIES OR TO ALLOT TO ANY PROSPECTIVE INVESTOR LESS THAN THE AMOUNT OF SECURITIES SUCH INVESTOR DESIRES TO PURCHASE. EXCEPT AS OTHERWISE INDICATED, THE OFFERING MATERIALS SPEAK AS OF THEIR DATE. NEITHER THE DELIVERY NOR THE PURCHASE OF THE SECURITIES SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THAT DATE.

TO: %%NAME_OF_ISSUER%%
%%ADDRESS_OF_ISSUER%%

Ladies and Gentlemen:

1. Note Subscription.

(a) The undersigned ("Subscriber") hereby subscribes for and agrees to purchase a Convertible Note (the "Securities"), of %%NAME_OF_ISSUER%%, a %%STATE_INCORPORATED%%, %%COMPANY_TYPE%% (the "Company"), upon the terms and conditions set forth herein. The rights of the Securities are as set forth in the Convertible Note and any description of the Securities that appears in the Offering Materials is qualified in its entirety by such document.

(b) By executing this Subscription Agreement, Subscriber acknowledges that Subscriber has received this Subscription Agreement, a copy of the Offering Statement of the Company filed with the SEC and any other information required by the Subscriber to make an investment decision.

(c) This Subscription may be accepted or rejected in whole or in part, at any time prior to a Closing Date (as hereinafter defined), by the Company at its sole discretion. In addition, the Company, at its sole discretion, may allocate to Subscriber only a portion of the number of Securities Subscriber has subscribed for. The Company will notify Subscriber whether this subscription is accepted (whether in whole or in part) or rejected. If Subscriber's subscription is rejected, Subscriber's payment (or portion thereof if partially rejected) will be returned to Subscriber without interest and all of Subscriber's obligations hereunder shall terminate.

(d) The aggregate value of Securities sold shall not exceed $%%MAX_FUNDING_AMOUNT%% (the "Oversubscription Offering"). Providing that subscriptions for $%%MIN_FUNDING_AMOUNT%% Securities are received (the "Minimum Offering"), the Company may elect at any time to close all or any portion of this offering, on various dates at or prior to the Termination Date (each a "Closing Date").

(e) In the event of rejection of this subscription in its entirety, or in the event the sale of the Securities (or any portion thereof) is not consummated for any reason, this Subscription Agreement shall have no force or effect.

2. Purchase Procedure.

(a) Payment. The purchase price for the Securities shall be paid simultaneously with the execution and delivery to the Company of the signature page of this Subscription Agreement, which signature and delivery may take place through digital online means. Subscriber shall deliver a signed copy of this Subscription Agreement, along with payment for the aggregate purchase price of the Securities in accordance with the online payment process established by the Intermediary.

(b) Escrow arrangements. Payment for the Securities shall be received by Prime Trust, LLC (the "Escrow Agent") from the undersigned by transfer of immediately available funds or other means approved by the Company prior to the applicable Closing, in the amount as set forth in on the signature page attached hereto below and otherwise in accordance with Intermediary's payment processing instructions. Upon such Closing, the Escrow Agent shall release such funds to the Company. The undersigned shall receive notice and evidence of the digital entry of the number of the Securities owned by undersigned reflected on the books and records of the Company as recorded by CrowdManage (a "Cap Table Management service operated by StartEngine Crowdfunding, Inc.."), which books and records shall bear a notation that the Securities were sold in reliance upon Regulation CF.

3. Representations and Warranties of the Company.

The Company represents and warrants to Subscriber that the following representations and warranties are true and complete in all material respects as of the date of each Closing Date, except as otherwise indicated. For purposes of this Agreement, an individual shall be deemed to have "knowledge" of a particular fact or other matter if such individual is actually aware of such fact. The Company will be deemed to have "knowledge" of a particular fact or other matter if one of the Company's current officers has, or at any time had, actual knowledge of such fact or other matter.

(a) Organization and Standing. The Company is a %%COMPANY_TYPE%% duly formed, validly existing and in good standing under the laws of the State of %%STATE_INCORPORATED%%. The Company has all requisite power and authority to own and operate its properties and assets, to execute and deliver this Subscription Agreement, and any other agreements or instruments required hereunder. The Company is duly qualified and is authorized to do business and is in good standing as a foreign corporation in all jurisdictions in which the nature of its activities and of its properties (both owned and leased) makes such qualification necessary, except for those jurisdictions in which failure to do so would not have a material adverse effect on the Company or its business.

(b) Eligibility of the Company to Make an Offering under Section 4(a)(6). The Company is eligible to make an offering under Section 4(a)(6) of the Securities Act and the rules promulgated thereunder by the SEC.

(c) Issuance of the Securities. The issuance, sale and delivery of the Securities in accordance with this Subscription Agreement has been duly authorized by all necessary corporate action on the part of the Company. The Securities, when so issued, sold and delivered against payment therefor in accordance with the provisions of this Subscription Agreement, will be duly and validly issued and outstanding and will constitute valid and legally binding obligations of the Company enforceable against the Company in accordance with their terms. The company will take measures necessary so the conversion of shares will be authorized and issued when required.

(d) Authority for Agreement. The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or state securities laws.

(e) No filings. Assuming the accuracy of the Subscriber's representations and warranties set forth in Section 4 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Section 4(a)(6) of the Securities Act or the rules promulgated thereunder or under any applicable state securities laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

(f) Financial statements. Complete copies of the Company's financial statements consisting of the statement of financial position of the Company as at December 31, 2017 and the related consolidated statements of income and cash flows for the two-year period then ended or since inception (the "Financial Statements") have been made available to the Subscriber and appear in the Offering Statement and on the site of the Intermediary. The Financial Statements are based on the books and records of the Company and fairly present the financial condition of the Company as of the respective dates they were prepared and the results of the operations and cash flows of the Company for the periods indicated. The Financial Statements comply with the requirements of Rule 201 of Regulation Crowdfunding, as promulgated by the SEC.

(g) Proceeds. The Company shall use the proceeds from the issuance and sale of the Securities as set forth in the Offering Materials.

(h) Litigation. There is no pending action, suit, proceeding, arbitration, mediation, complaint, claim, charge or investigation before any court, arbitrator, mediator or governmental body, or to the Company's knowledge, currently threatened in writing (a) against the Company or (b) against any consultant, officer, manager, director or key employee of the Company arising out of his or her consulting, employment or board relationship with the Company or that could otherwise materially impact the Company.

4. Representations and Warranties of Subscriber. By executing this Subscription Agreement, Subscriber (and, if Subscriber is purchasing the Securities subscribed for hereby in a fiduciary capacity, the person or persons for whom Subscriber is so purchasing) represents and warrants, which representations and warranties are true and complete in all material respects as of the date of the Subscriber's Closing Date(s):

(a) Requisite Power and Authority. Such Subscriber has all necessary power and authority under all applicable provisions of law to execute and deliver this Subscription Agreement, the Operating Agreement and other agreements required hereunder and to carry out their provisions. All action on Subscriber's part required for the lawful execution and delivery of this Subscription Agreement and other agreements required hereunder have been or will be effectively taken prior to the Closing. Upon their execution and delivery, this Subscription Agreement and other agreements required hereunder will be valid and binding obligations of Subscriber, enforceable in accordance with their terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors' rights and (b) as limited by general principles of equity that restrict the availability of equitable remedies.

(b) Investment Representations. Subscriber understands that the Securities have not been registered under the Securities Act. Subscriber also understands that the Securities are being offered and sold pursuant to an exemption from registration contained in the Act based in part upon Subscriber's representations contained in this Subscription Agreement.

(c) Illiquidity and Continued Economic Risk. Subscriber acknowledges and agrees that there is no ready public market for the Securities and that there is no guarantee that a market for their resale will ever exist. Subscriber must bear the economic risk of this investment indefinitely and the Company has no obligation to list the Securities on any market or take any steps (including registration under the Securities Act or the Securities Exchange Act of 1934, as amended) with respect to facilitating trading or resale of the Securities. Subscriber acknowledges that Subscriber is able to bear the economic risk of losing Subscriber's entire investment in the Securities. Subscriber also understands that an investment in the Company involves significant risks and has taken full cognizance of and understands all of the risk factors relating to the purchase of Securities.

(d) Resales. Subscriber agrees that during the one-year period beginning on the date on which it acquired Securities pursuant to this Subscription Agreement, it shall not transfer such Securities except:

(i) To the Company;

(ii) To an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act;

(iii) As part of an offering registered under the Securities Act with the SEC; or

(iv) To a member of the Subscriber's family or the equivalent, to a trust controlled by the Subscriber, to a trust created for the benefit of a member of the family of the Subscriber or equivalent, or in connection with the death or divorce of the Subscriber or other similar circumstance.

(e) Investment Limits. Subscriber represents that either:

(i) Either of Subscriber's net worth or annual income is less than $107,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is either less than (A) 5% of the lower of its annual income or net worth, or (B) $2,200; or

(ii) Both of Subscriber's net worth and annual income are more than $107,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is less than 10% of the lower of its annual income or net worth, and does not exceed $107,000.

(f) Subscriber information. Within five days after receipt of a request from the Company, the Subscriber hereby agrees to provide such information with respect to its status as a shareholder (or potential shareholder) and to execute and deliver such documents as may reasonably be necessary to comply with any and all laws and regulations to which the Company is or may become subject. Subscriber further agrees that in the event it transfers any Securities, it will require the transferee of such Securities to agree to provide such information to the Company as a condition of such transfer.

(g) Company Information. Subscriber has read the Offering Statement. Subscriber understands that the

Company is subject to all the risks that apply to early-stage companies, whether or not those risks are explicitly set out in the Offering Materials. Subscriber has had an opportunity to discuss the Company's business, management and financial affairs with managers, officers and management of the Company and has had the opportunity to review the Company's operations and facilities. Subscriber has also had the opportunity to ask questions of and receive answers from the Company and its management regarding the terms and conditions of this investment. Subscriber acknowledges that except as set forth herein, no representations or warranties have been made to Subscriber, or to Subscriber's advisors or representative, by the Company or others with respect to the business or prospects of the Company or its financial condition.

(h) Valuation. The Subscriber acknowledges that the price of the Securities was set by the Company on the basis of the Company's internal valuation and no warranties are made as to value. The Subscriber further acknowledges that future offerings of Securities may be made at lower valuations, with the result that the Subscriber's investment will bear a lower valuation.

(i) Domicile. Subscriber maintains Subscriber's domicile (and is not a transient or temporary resident) at the address shown on the signature page.

(j) Foreign Investors. If Subscriber is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), Subscriber hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Securities or any use of this Subscription Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Securities, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Securities. Subscriber's subscription and payment for and continued beneficial ownership of the Securities will not violate any applicable securities or other laws of the Subscriber's jurisdiction.

5. Revisions to Manner of Holding.

In the event that statutory or regulatory changes are adopted such that it becomes possible for companies whose purpose is limited to acquiring, holding and disposing of securities issued by a single company ("Crowdfunding SPVs") to make offerings under Section 4(a)(6) of the Securities Act, Subscriber agrees to exchange the Securities for securities issued by a Crowdfunding SPV in a transaction complying with the requirements of Section 3(a)(9) of the Securities Act. Subscriber agrees that in the event the Subscriber does not provide information sufficient to effect such exchange in a timely manner, the Company may repurchase the Securities at a price to be determined by the Board of Directors. Subscriber further agrees to transfer its holdings of securities issued under Section 4(a)(6) of the Securities Act into "street name" in a brokerage account in Subscriber's name, provided that the Company pay all costs of such transfer. Subscriber agrees that in the event the Subscriber does not provide information sufficient to effect such transfer in a timely manner, the Company may repurchase the Securities at a price to be determined by the Board of Directors.

6. Indemnity.

The representations, warranties and covenants made by the Subscriber herein shall survive the closing of this Agreement. The Subscriber agrees to indemnify and hold harmless the Company and its respective officers, directors and affiliates, and each other person, if any, who controls the Company within the meaning of Section 15 of the Securities Act against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all reasonable attorneys' fees, including attorneys' fees on appeal) and expenses reasonably incurred in investigating, preparing or defending against any false representation or warranty or breach of failure by the Subscriber to comply with any covenant or agreement made by the Subscriber herein or in any other document furnished by the Subscriber to any of the foregoing in connection with this transaction.

7. Governing Law; Jurisdiction. This Subscription Agreement shall be governed and construed in accordance with the laws of the State of %%STATE_INCORPORATED%%.

EACH OF THE SUBSCRIBERS AND THE COMPANY CONSENTS TO THE JURISDICTION OF ANY STATE OR FEDERAL COURT OF COMPETENT JURISDICTION LOCATED WITHIN THE STATE OF %%STATE_INCORPORATED%%, AND NO OTHER PLACE AND IRREVOCABLY AGREES THAT ALL ACTIONS OR PROCEEDINGS RELATING TO THIS SUBSCRIPTION AGREEMENT MAY BE LITIGATED IN SUCH COURTS. EACH OF SUBSCRIBERS AND THE COMPANY ACCEPTS FOR ITSELF AND HIMSELF AND IN CONNECTION WITH ITS AND HIS RESPECTIVE PROPERTIES, GENERALLY AND UNCONDITIONALLY, THE EXCLUSIVE JURISDICTION OF THE AFORESAID COURTS AND WAIVES ANY DEFENSE OF FORUM NON CONVENIENS, AND IRREVOCABLY AGREES TO BE BOUND BY ANY JUDGMENT RENDERED THEREBY IN CONNECTION WITH THIS SUBSCRIPTION

AGREEMENT. EACH OF SUBSCRIBERS AND THE COMPANY FURTHER IRREVOCABLY CONSENTS TO THE SERVICE OF PROCESS OUT OF ANY OF THE AFOREMENTIONED COURTS IN THE MANNER AND IN THE ADDRESS SPECIFIED IN SECTION 9 AND THE SIGNATURE PAGE OF THIS SUBSCRIPTION AGREEMENT. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED IN CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS SUBSCRIPTION AGREEMENT OR THE ACTIONS OF EITHER PARTY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF, EACH OF THE PARTIES HERETO ALSO WAIVES ANY BOND OR SURETY OR SECURITY UPON SUCH BOND WHICH MIGHT, BUT FOR THIS WAIVER, BE REQUIRED OF SUCH PARTY. EACH OF THE PARTIES HERETO FURTHER WARRANTS AND REPRESENTS THAT IT KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS. THIS WAIVER IS IRREVOCABLE, MEANING THAT IT MAY NOT BE MODIFIED EITHER ORALLY OR IN WRITING, AND THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS SUBSCRIPTION AGREEMENT. IN THE EVENT OF LITIGATION, THIS SUBSCRIPTION AGREEMENT MAY BE FILED AS A WRITTEN CONSENT TO A TRIAL BY THE COURT.

8. Notices.

Notice, requests, demands and other communications relating to this Subscription Agreement and the transactions contemplated herein shall be in writing and shall be deemed to have been duly given if and when (a) delivered personally, on the date of such delivery; or (b) mailed by registered or certified mail, postage prepaid, return receipt requested, in the third day after the posting thereof; or (c) emailed, telecopied or cabled, on the date of such delivery to the address of the respective parties as follows:

If to the Company, to: %%ADDRESS_OF_ISSUER%%

If to a Subscriber, to Subscriber's address as shown on the signature page hereto

or to such other address as may be specified by written notice from time to time by the party entitled to receive such notice. Any notices, requests, demands or other communications by telecopy or cable shall be confirmed by letter given in accordance with (a) or (b) above.

9. Miscellaneous.

(a) All pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular or plural, as the identity of the person or persons or entity or entities may require.

(b) This Subscription Agreement is not transferable or assignable by Subscriber.

(c) The representations, warranties and agreements contained herein shall be deemed to be made by and be binding upon Subscriber and its heirs, executors, administrators and successors and shall inure to the benefit of the Company and its successors and assigns.

(d) None of the provisions of this Subscription Agreement may be waived, changed or terminated orally or otherwise, except as specifically set forth herein or except by a writing signed by the Company and Subscriber.

(e) In the event any part of this Subscription Agreement is found to be void or unenforceable, the remaining provisions are intended to be separable and binding with the same effect as if the void or unenforceable part were never the subject of agreement.

(f) The invalidity, illegality or unenforceability of one or more of the provisions of this Subscription Agreement in any jurisdiction shall not affect the validity, legality or enforceability of the remainder of this Subscription Agreement in such jurisdiction or the validity, legality or enforceability of this Subscription Agreement, including any such provision, in any other jurisdiction, it being intended that all rights and obligations of the parties hereunder shall be enforceable to the fullest extent permitted by law.

(g) This Subscription Agreement supersedes all prior discussions and agreements between the parties with respect to the subject matter hereof and contains the sole and entire agreement between the parties hereto with respect to the subject matter hereof.

(h) The terms and provisions of this Subscription Agreement are intended solely for the benefit of each party hereto and their respective successors and assigns, and it is not the intention of the parties to confer, and no provision hereof shall confer, third-party beneficiary rights upon any other person.

(i) The headings used in this Subscription Agreement have been inserted for convenience of reference only and do not define or limit the provisions hereof.

(j) This Subscription Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

(k) If any recapitalization or other transaction affecting the Common Stock of the Company is affected, then any new, substituted or additional securities or other property which is distributed with respect to the Securities shall be immediately subject to this Subscription Agreement, to the same extent that the Securities, immediately prior thereto, shall have been covered by this Subscription Agreement.

(l) No failure or delay by any party in exercising any right, power or privilege under this Subscription Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

[SIGNATURE PAGE FOLLOWS]

%%NAME_OF_ISSUER%%
SUBSCRIPTION AGREEMENT SIGNATURE PAGE

The undersigned, desiring to purchase Convertible Notes of %%NAME_OF_ISSUER%%, by executing this signature page, hereby executes, adopts and agrees to all terms, conditions and representations of the Subscription Agreement.

(a)   The aggregate purchase price for the Convertible Notes the undersigned hereby irrevocably subscribes for is: %%VESTING_AMOUNT%%

(b)   The Securities being subscribed for will be owned by, and should be recorded on the Company's books as held in the name of:

%%SUBSCRIBER_DETAILS_WITH_TAX_ID%%

%%SUBSCRIBER_SIGNATURE%%

Date

*   * *   * *

This Subscription is   %%NAME_OF_ISSUER%%
accepted   By:
on %%TODAY%%.   %%ISSUER_SIGNATURE%%

[CONVERTIBLE NOTE FOLLOWS]

THIS INSTRUMENT AND THE SECURITIES ISSUABLE UPON THE CONVERSION HEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"). THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED, HYPOTHECATED, OR OTHERWISE TRANSFERRED EXCEPT IN COMPLIANCE WITH THE ACT. FOR ONE YEAR FROM THE DATE OF THIS INSTRUMENT, SECURITIES SOLD IN RELIANCE ON REGULATION CROWDFUNDING UNDER THE ACT MAY ONLY BE TRANSFERRED TO THE COMPANY, TO AN "ACCREDITED INVESTOR" WITHIN THE MEANING OF RULE 501 OF REGULATION D UNDER THE ACT, AS PART OF AN OFFERING REGISTERED UNDER THE SECURITIES ACT WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), OR TO A MEMBER OF INVESTOR'S FAMILY OR THE EQUIVALENT, TO A TRUST CONTROLLED BY THE

INVESTOR, TO A TRUST CREATED FOR THE BENEFIT OF A MEMBER OF THE FAMILY OF THE INVESTOR OR EQUIVALENT, OR IN CONNECTION WITH THE DEATH OR DIVORCE OF THE INVESTOR OR OTHER SIMILAR CIRCUMSTANCE. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO INVESTOR IN CONNECTION WITH THIS OFFERING. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

CONVERTIBLE PROMISSORY NOTE
SERIES 2018 - CF

$%%VESTING_AMOUNT%%
%%TODAY%%

For value received %%NAME_OF_ISSUER%%, a %%STATE_INCORPORATED%% corporation (the "Company"), promises to pay to %%VESTING_AS%%, the investor party hereto ("Investor") who is recorded in the books and records of the Company as having subscribed to this convertible promissory note (the "Note") the principal amount set forth above and on the signature page of his/her subscription agreement (the "Subscription Agreement"), together with accrued and unpaid interest thereon, each due and payable on the date and in the manner set forth below. This Note is issued as part of a series of similar convertible promissory notes issued by the Company pursuant to Regulation Crowdfunding (collectively, the "Crowdfunding Notes") to qualified purchasers on the funding portal StartEngine Capital LLC (collectively, the "Investors").

1. Repayment. All payments of interest and principal shall be in lawful money of the United States of America and shall be made pro rata among all Investors. All payments shall be applied first to accrued interest, and thereafter to principal. The outstanding principal amount of the Note shall be due and payable on July 1, 2020 (the "Maturity Date").

2. Interest Rate. The Company promises to pay simple interest on the outstanding principal amount hereof from the date hereof until payment in full, which interest shall be payable at the rate of %%INTEREST_RATE%% % per annum or the maximum rate permissible by law, whichever is less. Interest shall be due and payable on the Maturity Date and shall be calculated on the basis of a 365-day year for the actual number of days elapsed.

3. Conversion; Repayment Premium Upon Sale of the Company.

(a) In the event that the Company issues and sells shares of its stock to investors (the "Equity Investors") on or before the date of the repayment in full of this Note in a transaction or series of transactions pursuant to which the Company issues and sells its stock resulting in gross proceeds to the Company of at least $1,500,000 (excluding the conversion of the Notes and any other debt) (a "Qualified Financing"), then it converts into Common Stock at conversion price equal to the lesser of (i) 80% of the per share price paid by the Investors or (ii) the price equal to the quotient of $5,000,000 divided by the aggregate number of outstanding common shares of the Company as of immediately prior to the initial closing of the Qualified Financing (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes.)

(b) If the conversion of the Note would result in the issuance of a fractional share, the Company shall, in lieu of issuance of any fractional share, pay the Investor otherwise entitled to such fraction a sum in cash equal to the product resulting from multiplying the then current fair market value of one share of the class and series of common stock into which this Note has converted by such fraction.

(c) Notwithstanding any provision of this Note to the contrary, if the Company consummates a Sale of the Company (as defined below) prior to the conversion or repayment in full of this Note, then (i) the Company will give the Investor at least 15 days prior written notice of the anticipated closing date of such Sale of the Company and (ii) at the closing of such Sale of the Company, in full satisfaction of the Company's obligations under this Note, the Company will pay to the Investor an aggregate amount equal to the greater of (a) the aggregate amount of the

principal and all unaccrued and unpaid interest under this Note or (b) the amount the Investor would have been entitled to receive in connection with such Sale of the Company if the aggregate amount of principal and interest then outstanding under this Note had been converted into shares of Common Stock of the Company pursuant to Section 3(a) immediately prior to the closing of such Sale of the Company.

(d) For the purposes of this Note: "Sale of the Company" shall mean (i) any consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization, other than any such consolidation, merger or reorganization in which the stockholders of the Company immediately prior to such consolidation, merger or reorganization, continue to hold at least a majority of the voting power of the surviving entity in substantially the same proportions (or, if the surviving entity is a wholly owned subsidiary, its parent) immediately after such consolidation, merger or reorganization; (ii) any transaction or series of related transactions to which the Company is a party in which in excess of 50% of the Company's voting power is transferred; provided, however, that a Sale of the Company shall not include any transaction or series of transactions principally for bona fide equity financing purposes in which cash is received by the Company or any successor or indebtedness of the Company is cancelled or converted or a combination thereof; or (iii) a sale, lease, exclusive license or other disposition of all or substantially all of the assets of the Company.

4. Maturity. Unless this Note has been previously converted in accordance with the terms of this Note, the entire outstanding principal balance and all unpaid accrued interest shall become fully due and payable on the Maturity Date.

5. Expenses. In the event of any default hereunder, the Company shall pay all reasonable attorneys' fees and court costs incurred by Investor in enforcing and collecting this Note.

6. Prepayment. The Company may not prepay this Note prior to the Maturity Date without the written consent of 51% in interest of the Investors.

7. Default. In the event of any "Event of Default" hereunder, the Convertible Notes shall accelerate and all principal and unpaid accrued interest shall become due and payable. Each of the following shall constitute an "Event of Default", provided, however that the 51% of the interest of Investors may waive any Event of Default as set forth:

a) The Company's failure to pay when due any amount payable by it hereunder and such failure continues uncured for 10 business days.

b) The Company's failure to comply with any of its reporting obligations under Regulation Crowdfunding and such failure continues uncured for 10 business days.

c) Voluntary commencement by the Company of any proceedings to have itself adjudicated as bankrupt.

d) The entry of an order or decree under any bankruptcy law that adjudicates the Company as bankrupt, where the order or decree remains unstayed and in effect for 90 days after such entry.

e) The entry of any final judgment against the Company for an amount in excess of $100,000, if undischarged, unbonded, undismissed or not appealed within 30 days after such entry.

f) The issuance or entry of any attachment or the receipt of actual notice of any lien against any of the property of the Company, each for an amount in excess of $100,000, if undischarged, unbonded, undismissed or not being diligently contested in good faith in appropriate proceedings within 30 days after such issuance, entry or receipt.

g) Any representation or warranty made by the Company under the Convertible Note Subscription Agreement shall prove to have been false or misleading in any material respect when made or deemed to have been made; provided that no Event of Default will occur under this clause if the underlying issue is capable of being remedied and is remedied within 30 days of the earlier of the Company becoming aware of the issue.

8. Waiver. The Company hereby waives demand, notice, presentment, protest and notice of dishonor.

9. Governing Law. This Note shall be governed by and construed under the laws of the state of %%STATE_INCORPORATED%%, as applied to agreements among %%STATE_INCORPORATED%% residents, made and to be performed entirely within the state of %%STATE_INCORPORATED%%, without giving effect to conflicts of laws principles.

10. Parity with Other Notes. The Company's repayment obligation to the Investor under this Note shall be on parity with the Company's obligation to repay all Notes issued pursuant to the Agreement. In the event that the

Company is obligated to repay the Notes and does not have sufficient funds to repay the Notes in full, payment shall be made to Investors of the Notes on a pro rata basis. The preceding sentence shall not, however, relieve the Company of its obligations to the Investor hereunder.

11. Modification; Waiver.Any term of this Note may be amended or waived with the written consent of the Company and 51% in interest of investors.

12. Assignment. Subject to compliance with applicable federal and state securities laws (including the restrictions described in the legends to this Note), this Note and all rights hereunder are transferable in whole or in part by the Investor to any person or entity upon written notice to the Company. Thereupon, this Note shall be registered in the Company's books and records in the name of, the transferee. Interest and principal shall be paid solely to the registered holder of this Note. Such payment shall constitute full discharge of the Company's obligation to pay such interest and principal.

13. Electronic Signature. The Company has signed this Note electronically and agrees that its electronic signature is the legal equivalent of its manual signature on this Note.

%%NAME_OF_ISSUER%%:
By: _____%%ISSUER_SIGNATURE%%_____
Name: %%NAME_OF_ISSUER%%
Title: %%ISSUER_TITLE%%

Investor:
By: %%INVESTOR_SIGNATURES%%
Name: %%VESTING_AS%%
Title: %%INVESTOR_TITLE%%
Email: %%VESTING_AS_EMAIL%%

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